FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

1003/97

Financial Asset Securities Corp.

Exact Name of Registrant as Specified in Charter

Form 8-K, April 12, 2005, Series 2005-1



Registrant CIK Number

333-121661-01

Name of Person Filing the Document
(If Other than the Registrant)



05050886

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: _April 12th_ , 2005

FINANCIAL ASSET SECURITIES CORP.

By:_____

Name:

Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

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* The Mortgage Loan Schedule have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

